Filed Pursuant to Rule 424(b)(3)
Registration No. 333-181777

KBS LEGACY PARTNERS APARTMENT REIT, INC.
SUPPLEMENT NO. 14 DATED JANUARY 28, 2014
TO THE PROSPECTUS DATED MARCH 8, 2013

This document supplements, and should be read in conjunction with, the prospectus of KBS Legacy Partners Apartment REIT, Inc. dated March 8, 2013, as supplemented by supplement no. 1 dated April 10, 2013, supplement no. 8 dated August 8, 2013, supplement no. 10 dated October 2, 2013, supplement no. 11 dated October 22, 2013, supplement no. 12 dated November 8, 2013 and supplement no. 13 dated November 20, 2013. As used herein, the terms “we,” “our” and “us” refer to KBS Legacy Partners Apartment REIT, Inc. and, as required by context, KBS Legacy Partners Limited Partnership, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the renewal of our advisory agreement;

•	an amendment to our share redemption program; and

•	the declaration of distributions for February and March 2014.
Renewal of Advisory Agreement
On January 25, 2014, we renewed our advisory agreement with our advisor. The renewed advisory agreement is effective through January 25, 2015; however, either party may terminate the renewed advisory agreement without cause or penalty upon providing 60 days’ written notice. The terms of the renewed advisory agreement are identical to those of the advisory agreement that was previously in effect.
Fourth Amended and Restated Share Redemption Program
On January 24, 2014, our board of directors approved a fourth amended and restated share redemption program (the “Amended Share Redemption Program”). The Amended Share Redemption Program will be effective for redemptions under the program on or after February 27, 2014. Under the Amended Share Redemption Program, we may redeem only the number of shares that we could purchase with the amount of the net proceeds from the sale of shares under our dividend reinvestment plan during the prior calender year; provided that we may not redeem more than $2.0 million of shares in the aggregate during any calender year. Furthermore, during any calendar year, once we have redeemed $1.5 million of shares under the Amended Share Redemption Program, including redemptions in connection with a stockholder’s death, qualifying disability or determination of incompetence, the remaining $0.5 million of the $2.0 million annual limit shall be reserved exclusively for shares being redeemed in connection with a stockholder’s death, qualifying disability or determination of incompetence. In establishing the $2.0 million limitation, our board of directors considered the $2.0 million of redemptions processed during the 2013 calendar year and the cash requirements necessary to effectively manage our assets.
There were no other changes to the Amended Share Redemption Program. Our board of directors may amend, suspend or terminate the program upon 30 days’ notice. We may provide notice by including such information (a) in a supplement or our annual or quarterly reports, all publicly filed with the SEC or (b) in a separate mailing to our stockholders.
Distribution Declared
On January 16, 2014 our board of directors declared distributions based on daily record dates for the period from February 1, 2014 through February 28, 2014, which we expect to pay in March 2014, and distributions based on daily record dates for the period from March 1, 2014 through March 31, 2014, which we expect to pay in April 2014.  Investors may choose to receive cash distributions or purchase additional shares through our dividend reinvestment plan.
Distributions for these periods will be calculated based on stockholders of record each day during these periods at a rate of $0.00178082 per share per day and if paid each day for a 365-day period, would equal a 6.5% annualized rate based on a purchase price of $10.00 per share or a 6.1% annualized rate based on the current offering price of $10.68 per share.

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